Healthcare Business Resources, Inc.
718 Thompson Lane, Suite 108-273
Nashville, Tennessee 37204

July 13, 2020

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Ms. Cara Wirth
Ms. Mara Ransom
Ms. Aamira Chaudhry
Mr. Bill Thompson

Re:        Healthcare Business Resources, Inc.
Form S-1
Filed June 8, 2020
File No. 333-239000

 Ladies and Gentlemen:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), Healthcare Business Resources, Inc. (the “Company”) is providing this letter in response to the comments made in the Commission’s letter dated July 7, 2020. Your comments and the Company’s responses are set forth below.

Comment No. 1
We note your disclosure that states that "[d]istressed companies respond to challenges by restructuring their business and capital structure, while healthy companies strive to capitalize on opportunities by improving operations, reducing costs and maximizing revenue." Please characterize this as your belief. In doing so, please elaborate upon the statement that precedes it to explain why you believe that "many healthcare organizations face significant operational and financial changes" and how your business model addresses these changes.

Response:
Please see the revised disclosure to “Prospectus Summary” on page 2 and “Principal Services” on page 21.

Comment No. 2
Please revise the footnotes to match the data in the table. For example, footnotes 2, 11 and 13 appear to be missing or incorrect.

Response:
Please see the revised disclosure to “Selling Stockholders” on page 14.

Comment No. 3
We note that your beneficial ownership table discloses the holdings of one officer and two directors, but your beneficial ownership table lists "all executive officers and directors as a group," as two people. Please correct this inconsistency. Also, please confirm the number of shares owned by executive officers and directors as a group.

Response:
We confirm the shares owned by executive officers and directors as a group is 801,100. Please see the revised disclosure to “Security Ownership of Certain Beneficial Owners and Management” on page 19.

Comment No. 4
We note that your CEO provides the corporate office space to your company at no charge. We also note your disclosure on page 26 that states that operating expenses were used to pay rent. Please revise your disclosure to clarify this inconsistency. Also, to the extent the value of the rent that is being forgone by your CEO triggers applicable disclosure requirements, please disclose this arrangement in your Certain Relationships and Related Transactions section.

Response:
Please see the revised disclosure to “Result of Operations” on page 26, whereby the reference to the payment of rent was deleted. The value of the annual rent being foregone is $1,200, which does not meet the threshold for disclosure under Item 404 of Regulation S-K.

Comment No. 5
Please include disclosure in the Management's Discussion and Analysis section to describe and quantify, to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on your business, revenue or results of operations due to COVID-19. Refer to Item 303(a) of Regulation SK, Release No. 33-8350 and CF Disclosure Guidance: Topic No. 9

Response:
Please see the revised disclosure to “Management’s Discussion and Analysis of Financial Condition” on page 27.

Comment No. 6
We note your disclosure that you will be required to estimate the amount of royalties on an accrual basis under ASU 2014-09. Please tell us why this disclosure is applicable to your proposed business

Response:
The disclosure has been removed. Please see the revised disclosure to “Management’s Discussion and Analysis of Financial Condition” on page 27.

Comment No. 7
Your website indicates that Mr. Epstein is your interim CEO and will perform such duties until such time as the company retains a CEO and CFO. Please revise to state as much here and reconcile this disclosure with your disclosure elsewhere which states that your "prospective management consulting and financial incentive program opportunities" will be identified through your CEO's personal and professional relationships.

Response:
The website has been updated.

Comment No. 8
We note that you have a verbal compensatory agreement with your CEO, President and Chief Financial Officer. Please file a written description of the compensatory plan as an exhibit. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K

Response:
Please see the revised disclosure to “Executive Compensation” on page 29, whereby the reference to health benefits was removed because there are no health care plans in place or contemplated to be put in place in the near future.

Comment No. 9
Please revise to file a dated consent of your Independent Registered Public Accounting Firm. Refer to Item 601(b)(23)(i) of Regulation S-K.

Response:
Please see the revised Exhibit 23.1

Comment No. 10
We note that the forum selection provision in your bylaws identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to provide investors with disclosure about this provision, including whether this provision applies to actions under the Securities Act or the Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Additionally, if the forum selection provision applies to claims made under the federal securities laws, please revise to include disclosure regarding the risks or other impacts of the provision on investors, including but not limited to increased costs to bring a claim and the potential discouraging of claims or limitation of investors’ ability to bring claims in judicial forums that they find favorable.

Response:
Please see the revised disclosure to “Risk Factors” on page 13 and Description of Securities on page 18. Although the company is a smaller reporting company, the Company intends to comply with Item 1A. Risk Factors of Form 10-K and intends to include the aforementioned risk factor in its future Annual Reports on Form 10-K.

Sincerely,
/s/ Stephen Epstein
Stephen Epstein
Chief Executive Officer

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